FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Tender Offer for Terra Lycos	5

SIGNIFICANT EVENT

In accordance with article 82 of the Spanish Stock Market law 24/1988 of 28th July and regulations thereunder, and for public disclosure as a significant event, we hereby inform that:

Following the resolution adopted by the Board of Directors of TELEFÓNICA S.A. in the meeting held today in Madrid, TELEFÓNICA S.A. has filed with the Spanish securities regulator (Comisión Nacional del Mercado de Valores) the mandatory application (and related draft prospectus thereof) for the authorization of a Public Tender Offer to purchase all of the shares of TERRA NETWORKS S.A. listed in the Spanish Stock Exchange and in the Nasdaq (National Market, USA).

The aforementioned Offer is structured as a purchase in cash, 5.25 euros being paid for each share of TERRA NETWORKS, S.A.

The Offer is contingent on the acquisition by TELEFÓNICA S.A. of such number of additional TERRA NETWORKS S.A. shares that, taken together with the 230,792,328 shares of TERRA NETWORKS S.A. owned by TELEFÓNICA S.A. on this date (these 230,792,328 shares having been blocked until the result of the Public Offer is published) allows TELEFÓNICA S.A. to reach a minimum of 75% in the share capital of TERRA NETWORKS S.A. on the date on which the results of the Offer are published. TELEFÓNICA S.A. has expressly reserved its right to waive such condition (minimum amount of shares accepting the Offer).

Please find attached to this filing a copy of the press release that will be delivered to the media and where additional information about the purpose, scope and other details of the Offer may be found.

Madrid, May 28th, 2003

Press Release

03/28/03

The Offer will allow Telefónica Group to lead and fully capture the Internet business opportunity in its natural markets

TELEFONICA LAUNCHES A TENDER OFFER FOR 100% OF TERRA LYCOS MINORITIES

  The Offering, equivalent to 5.25 Euro per share, implies a premium for Terra Lycos shareholders of 51% above the market value of the business, significantly higher than the upside potential of Terra as an independent company.

  The transaction gives answer to the continuous changes of the Internet business model and pursues to capture the benefits derived from the assets restructuring and their integration with the wireline operations of the Group.

  The restructuring will allow the Group to improve its offer of Internet integrated products and services, especially for broadband, taking full advantage of the complementary capabilities and strengths of the different companies.

  Business repositioning and costs and investments savings will improve Telefónica Group's EBITDA by 269 million Euro for the 2003-2006 period.

Madrid, May 28 2003.- The Board of Directors of Telefónica has approved today the launching of a cash tender offer for 100% of Terra Lycos shares. The Offer of 5.25 Euro per share is subject to a minimum level of acceptance of 75% of its capital base and would imply a maximum payment for Telefónica of 1,726 million Euro.

The Offer implies a premium of 15% above Terra Lycos average price for the last 6 months, and values the equity of the company in 2,938 million Euro. Nevertheless, excluding the value of the cash position of Terra Lycos (1,731 million Euro or 3.09 Euro per share) is excluded, the Offer implies the payment of a premium of 51% above Terra Lycos business market value, price significantly higher than the upside potential of Terra as an independent company.

Since Terra IPO in November 1999, Internet business models have experienced extremely deep transformations, that have been reflected in the evolution of their growth, profitability and valuation expectations, and consequently in the behavior of the Internet sector in the stock markets. This evolution has been affected by the non-fulfillment of on-line advertising and e-commerce expectations, the difficulties in monetizing contents, and the restrictions to access financing sources in a difficult macroeconomic environment.

Telefónica has actively managed this changing and increasingly demanding environment, adapting continuously to the changes, and supporting Terra Lycos in building up a solid and independent business model through the contribution of financial resources and the development of strategic agreements (IPO in November 1999, capital increase by 2,194 million Euro in September 2000 at 62 Euros per share, Bertelsmann agreement,...).

At the same time, Internet has become a key business opportunity for telecom operators, due to both the growth in Internet usage as a communication tool (value added services, mail, data transmission, corporate networks access, etc.), and to the increasing demand of integrated telecom products and services combining connectivity, Internet access and value added contents. The exploitation of this opportunity demands a closer integration among telecommunication providers, ISPs and VAS providers, to combine wireline operators connectivity capacity with the strengths in design and development of on-line communication services, contents and products of Internet operators.

Broadband development has accelerated even further the need for integration, due to both the growing investment needs required by the increase in information transmission capacity and the higher technical complexity of platforms, and to the higher efficiency ratio demanded by the business. These goals can only be met through the operators' capacity to generate economies of scale.

Benefits from assets restructuring and integration will materialize in all the markets where Telefónica is the wireline incumbent operator, as it will combine the management of more than 43 million fixed lines and 1.7 million and ADSL customers, with Terra Lycos' strength in Internet with more than 4 million access customers and 1.8 million communication and portal services pay subscribers. Thus, Telefónica Group will reinforce its commercial positioning towards the client, optimizing investments for the development of applications and platforms, and speeding up the design of integrated telecommunication products and services tailored to its client needs, especially for broadband. To achieve these goals, Telefónica will fully benefit from the complementary capabilities and strengths of the different companies within the Group.

As a result of the strategic restructuring and integration, Terra will continue as a specific business line of Telefónica Group, developing its brand name potential for residential and SOHO segments, integrating the Group's portal and on-line content offering, and minimizing its corporate, support and administration structures. Telefónica Group will integrate the access platforms to provide its customers with services with the highest quality and satisfaction standards.

Likewise, asset restructuring and integration will simplify the execution of the Strategic Alliance signed by Telefónica and Terra Lycos at the beginning of 2003, guarantying its full development and potential.

Regarding Lycos USA, Terra will manage the company as an independent business, adapting it to the US Internet market, and transferring US best practices to the rest of Terra.

As a consequence, the Group's Internet business repositioning, and the savings in costs and investments derived from the business restructuring, and the elimination of redundancies, Telefónica Group's EBITDA will improve in 269 million Euro in the period 2003-2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 28th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors